

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 17, 2011

via U.S. mail and facsimile

Neal D. Crispin, Chief Executive Officer
AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010

      RE: AeroCentury Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 15, 2010
              File No. 1-13387

Dear Mr. Crispin:

We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Terence O'Brien
                  Accounting Branch Chief